Pampa Energía, an independent company with active participation in the Argentine oil, gas and electricity, announces the results for the six-month period and quarter ended on June 30, 2025.

Stock information

Buenos Aires, August 6, 2025

Basis of presentation

Pampa reports its financial information in US$, its functional currency. For local currency equivalents, transactional FX is applied. However, Transener and TGS’s figures are adjusted for inflation as of June 30, 2025, and converted into US$ using the period-end FX. Previously reported figures remained unchanged.

Q2 25 main results[1]

Sales recorded US$486 million in Q2 25[2], a 3% year-on-year slight decline, driven by lower deliveries under the Plan Gas GSA and a drop in petrochemical and crude oil prices, partially offset by contributions from PEPE 6, higher spot energy prices and increased export volumes of gas, crude and reformer products.

During Q2 25, oil production rose at Rincón de Aranda, and wind power generation achieved a high load factor.

Adjusted EBITDA[3] reached US$239 million in Q2 25, 17% less than Q2 24, explained by lower gas deliveries under Plan Gas and weaker domestic demand, a decline in petrochemical prices and higher operating expenses, partially offset by higher spot prices, PEPE 6 and increased oil output and gas exports.

Net income attributable to shareholders was US$40 million, a 60% year-on-year decrease, mainly explained by higher non-cash deferred tax charges and a lower operating margin, offset by gains from holding financial instruments and the absence of impairments recorded on Q2 24.

Net debt totaled US$712 million, representing a net-debt to EBITDA ratio of 1.1x, mainly due to higher working capital needs and continued investments in the development of Rincón de Aranda.

Buenos Aires Stock Exchange Ticker: PAMP
New York Stock Exchange Ticker: PAM 1 ADS = 25 common shares

Share capital
as of August 5, 2025:
1,363.5 million common shares/ 54.5 million ADS

Market capitalization:
AR$5,700 billion/
US$4,228 million

Information about the videoconference

Date and time:
Thursday, August 7
10 AM Eastern Standard Time
11 AM Buenos Aires Time

Access link: bit.ly/Pampa2Q2025VC

For further information about Pampa

Email
investor@pampa.com

Website for investors
ri.pampa.com/en

Argentina’s Securities and Exchange Commission
www.argentina.gob.ar/cnv

US Securities and
Exchange Commission
sec.gov

1 The information is based on FS prepared according to IFRS in force in Argentina.

2 Sales from the affiliates CTBSA, Transener and TGS are excluded, shown as ‘Results for participation in joint businesses and associates.’

3 Consolidated adjusted EBITDA represents the flows before financial items, income tax, depreciations and amortizations, extraordinary and non-cash income and expense, equity income, and includes affiliates’ EBITDA at our ownership. Further information on section 3.1.

Earnings release Q2 25 ● 1

1.	Relevant events
1.1	Reopening of the 2034 Notes

On May 28, 2025, Pampa reopened its international bond maturing in December 2034, which accrues a 7.875% annual interest rate. The new issuance of US$340 million was placed at an 8% yield, increasing the total amount outstanding to US$700 million.

Proceeds were used for the early redemption of the 2029 Notes (Series 3), covering US$300 million in principal, plus the redemption premium and accrued interest. 2029 Notes bore a 9.125% fixed annual interest rate and were due on April 15, 2029.

This transaction extended the Company’s debt maturity profile, reduced interest expenses and positioned the 2034 Notes as Pampa’s benchmark bond. Notably, the 2034 Notes were priced at the lowest spread over US Treasuries in Pampa’s debt issuance history.

1.2	Oil and gas

New record of peak gas production

On July 24, 2025, Pampa set a new all-time high for gas production, reaching 17.4 mcmpd. This outstanding growth was driven by shale gas development in Vaca Muerta, launched in 2022-2023. El Mangrullo accounted for 58% of the output and Sierra Chata 29%, both ranking among the top-performing gas blocks in the Neuquina Basin.

Financing of VMOS

In July 2025, VMOS S.A. —a consortium integrated by YPF, Pampa, Vista, PAE, Pluspetrol, Chevron, Shell and Tecpetrol— secured US$2 billion in financing for the construction of the Vaca Muerta Oil Sur pipeline. The project demands a total estimated investment of US$3 billion, and includes a loading and unloading terminal with single-buoy moorings, tank storage and infrastructure to export crude oil and liquids using Very Large Crude Carriers (VLCCs). The project has already been incorporated under the RIGI scheme (Res. No. 302/25).

Pampa holds a 10.2% stake in VMOS and has signed a contract to transport 50 kbpd, including storage and loading services.

Rincón de Aranda’s infrastructure application for the RIGI

On July 1, 2025, Pampa applied for the RIGI for the development of the Central Processing Facility (CPF) and other infrastructure facilities at Rincón de Aranda, with an overall estimated investment of US$426 million. The CPF will be capable of processing and storing up to 45 kbpd of crude oil, with commissioning targeted for year-end 2026.

1.3	Regulatory updates and emergency extension in the energy sector

On July 7, 2025, National Laws No. 15,336 and 24,065, which govern the national electricity sector, were amended. The reforms include the merger of ENARGAS and ENRE (DNU No. 450 and 452/25) and establish a 24-month transition period, during which the SE must advance towards a liberalization of the oil and gas market through enabling free fuel procurement by generators, ensure payment compliance under PPAs signed with power distribution companies and define remuneration schemes for thermal generation, in order to allow for greater efficiency in fuel procurement, among others regulations. Additionally, the SE must develop mechanisms to transfer CAMMESA PPAs to distributors and large users.

Earnings release Q2 25 ● 2

The amendments of Laws No. 15,336 and 24,065 also set terms for hydroelectric concessions of up to 60 years, require re-bidding at expiration, and ensure the principle of free contracting among power producers, large users and free users in the WEM.

The amendments also introduce two new frameworks to expand the power transmission system. The first allows the SE to authorize expansion projects within existing concessions, financed through the National Power Energy Fund (‘Fondo Nacional de Energía Eléctrica’) and pass-through to end-user tariffs, prior consultation with CAMMESA. The second scheme enables privately led expansions at their own risk, granting priority access to the transportation capacity and the option to transfer to third parties. The investment repayment term caps the reserved capacity period.

Additionally, on May 30, 2025, the National Government extended the energy emergency for power generation, transmission, and distribution, and natural gas transportation and distribution until July 9, 2026 (DNU No. 370/25).

1.4	Power generation

Price updates for the legacy or spot scheme

Effective as of:	Legacy energy/spot
	Increase	Resolution
January 2025	4%	SE No. 603/24
February 2025	4%	SE No. 27/25
March 2025	1.5%	SE No. 113/25
April 2025*	1.5%	SE No. 143/25
May 2025*	2%	SE No. 177/25
June 2025*	1.5%	SE No. 227/25
July 2025	1%	SE No. 280/25
August 2025	0.4%	SE No. 331/25

Note: *These updates exclude hydro power plants undergoing a tender process (Alicurá, El Chocón-Arroyito, Cerros Colorados, and Piedra del Águila).

Extension of HIDISA and HINISA’s hydroelectric concessions

On June 5, 2025, the SE extended HIDISA’s transition period. Therefore, the national and provincial concessions will expire on October 19, 2025 (Res. SE No. 240/25).

As for HINISA, on May 26, 2025, the Province of Mendoza declared the system emergency and extended the transition period by 14 months, with prior authorization from the National Government (Law No. 9,630). The Company noted that such extension must be agreed upon with HINISA. However, since the national concession expired on June 1, 2025, and no final decision has been issued by the authorities, HINISA decided to continue operating in order to safeguard concession assets, electricity supply, and the safety of people and facilities. This does not imply acceptance by HINISA of the extension, new obligations, responsibilities, or waiver of rights under the existing Concession Agreements.

BESS Tender (Battery Energy Storage Systems)

In February 2025, the SE launched a national and international tender for battery energy storage projects totaling up to 500 MW in the Buenos Aires metro area, aimed at improving grid reliability (Res No. 67/25). The 15-year PPAs offered up to US$15,000/MW-month for capacity and US$10/MWh for energy delivered. CAMMESA will act as the guarantor of last resort. A total of 27 projects for 1,347 MW were submitted. Pampa participated in a 50 MW project at CTPP. The awards are scheduled for August 29, 2025.

Earnings release Q2 25 ● 3

1.5	Transener and TGS

Tariff updates

Effective as of:	Transener/Transba		TGS
	Increase	Resolution	Increase	Resolution
January 2025	4%	ENRE No. 1,065 y 1,066/24	2.5%	ENARGAS No. 915/24
February 2025	4%	ENRE No. 85 y 87/25	1.5%	ENARGAS No. 51/25
March 2025	2%	ENRE No. 158 y 154/25	1.7%	ENARGAS No. 124/25
April 2025	4%	ENRE No. 227 y 231/25	0%	NO-2025-32668903-APN-MEC
May 2025	8.6%/2.1%	ENRE No. 305 y 312/25	0.1%	ENARGAS No. 256/25
June 2025	7.3%/4.1%	ENRE No. 388 y 383/25	3.0%	ENARGAS No. 350/25
July 2025	4.6%/1.5%	ENRE No. 451 y 454/25	0.8%	ENARGAS No. 421/25
August 2025	6.0%/2.9%	ENRE No. 549 and 555/25	1.8%	ENARGAS No. 539/25

On June 4, 2025, the SE approved the new tariff adjustment mechanism for gas transportation, which combines 50% CPI and 50% PPI (Res. SE No. 241/25).

License extension for natural gas transportation

On July 24, 2025, the National Government extended TGS’s natural gas transportation license for 20 years, starting from its December 2027 expiration (DNU No. 495/25).

Normalization of TGS’s Cerri Complex

In early May 2025, TGS announced the full recovery of its Cerri Complex, which had been out of operation since the floods in Bahía Blanca on March 7, 2025, disrupting NGL production and gas transportation.

Tender to expand GPM

On May 22, 2025, ENARSA launched a tender to expand the GPM, following TGS’s private initiative proposal from June 2023. The goal is to increase the natural gas transportation capacity from Vaca Muerta by 14 mcmpd. Bids were submitted on July 28, 2025, with TGS as the sole bidder, and the award is scheduled on October 13, 2025. The expansion works is expected to be completed over approximately 18 months.

TGS dividend distribution

On April 30, 2025, the TGS Shareholders’ Meeting approved a cash dividend distribution of US$202.7 million, equivalent to AR$266 per share or US$0.95 per ADR.

Earnings release Q2 25 ● 4

2.	Analysis of the Q2 25 results
Breakdown by segment Figures in US$ million	Q2 25			Q2 24			Variation
	Sales	Adjusted EBITDA	Net Income	Sales	Adjusted EBITDA	Net Income	Sales	Adjusted EBITDA	Net Income

Oil and Gas	204	87	20	218	121	27	-6%	-28%	-26%
Power generation	185	112	(5)	168	106	36	+10%	+5%	NA
Petrochemicals	122	3	(13)	134	15	15	-9%	-80%	NA
Holding and Others	5	38	38	7	46	22	-29%	-17%	+73%
Eliminations	(30)	-	-	(27)	-	-	+10%	NA	NA

Total	486	239	40	500	288	100	-3%	-17%	-60%

Note: Net income attributable to the Company’s shareholders.

2.1	Reconciliation of consolidated adjusted EBITDA

Reconciliation of adjusted EBITDA, in US$ million	First half		Second quarter
	2025	2024	2025	2024
Consolidated operating income	234	238	113	119
Consolidated depreciations and amortizations	181	152	97	84
Reporting EBITDA	415	390	210	203

Adjustments from oil and gas segment	(3)	(9)	(1)	(0)
Adjustments from generation segment	15	73	14	71
Adjustments from petrochemicals segment	(17)	(0)	(0)	(0)
Adjustments from holding & others segment	50	20	17	14

Consolidated adjusted EBITDA	459	475	239	288
At our ownership	458	474	239	288

Earnings release Q2 25 ● 5

2.2	Analysis of the oil and gas segment

Oil & gas segment, consolidated Figures in US$ million	First half			Second quarter
	2025	2024	∆%	2025	2024	∆%
Sales revenue	350	368	-5%	204	218	-6%
Domestic sales	284	311	-9%	164	192	-14%
Foreign market sales	66	57	+16%	40	26	+53%
Cost of sales	(270)	(234)	+15%	(152)	(135)	+13%

Gross profit	80	134	-40%	52	83	-37%

Selling expenses	(34)	(29)	+17%	(17)	(16)	+6%
Administrative expenses	(40)	(36)	+11%	(19)	(18)	+6%
Other operating income	16	42	-62%	12	28	-57%
Other operating expenses	(8)	(14)	-43%	(5)	(9)	-44%
Impairment of financial assets	(2)	(10)	-80%	(2)	(10)	-80%
Impairment on int. assets & inventories	(1)	-	NA	(1)	-	NA
Results for participation in joint businesses	2	-	NA	2	-	NA

Operating income	13	87	-85%	22	58	-62%

Finance costs	(55)	(49)	+12%	(30)	(23)	+30%
Other financial results	-	(14)	-100%	4	(10)	NA
Financial results, net	(55)	(63)	-13%	(26)	(33)	-21%

Loss before tax	(42)	24	NA	(4)	25	NA

Income tax	13	51	-75%	24	2	NA

Net (loss)/income for the period	(29)	75	NA	20	27	-26%

Adjusted EBITDA	128	188	-32%	87	121	-28%

Increases in PPE and right-of-use assets	453	197	+130%	306	109	+181%
Depreciation and amortization	118	110	+7%	66	63	+5%
Lifting cost	(103)	(83)	+25%	(58)	(44)	+31%
Lifting cost per boe	(7)	(6)	+31%	(8)	(5)	+42%

The decline of 6% in Q2 25 sales from the oil and gas segment was mainly explained by reduced gas demand from milder weather, the expiration of Plan Gas winter peak commitments and lower export prices to Chile. These effects were partially offset by increased crude oil production in Rincón de Aranda and higher export volumes. Since May, in addition to supplying central Chile, Pampa began exporting on a take-or-pay basis to Chile’s BioBío region.

Regarding the operational performance, total production averaged 84.1 kboepd in Q2 25 (-7% vs. Q2 24, +16% vs. Q1 25), mainly explained by lower gas deliveries to retail and for thermal generation. Those effects were partially offset by higher gas exports to Chile and sustained oil production growth in Rincón de Aranda, where two new pads were tied in, alongside newly commissioned evacuation and processing infrastructure. The increase vs. Q1 25 reflected seasonal gas demand and increased contribution from Rincón de Aranda.

Gas production reached 12.9 mcmpd in Q2 25 (-11% vs. Q2 24 but +10% vs. Q1 25). Analyzing the gas output by block, El Mangrullo accounted for 58% of the total gas output, averaging 7.5 mcmpd (-19% vs. Q2 24, +16% vs. Q1 25), followed by Sierra Chata with 3.8 mcmpd, contributing 29% of the production (+14% vs. Q2 24, +6% vs. Q1 25). At non-operated blocks, Río Neuquén produced 1.3 mcmpd (-19% vs. Q2 24, -7% vs. Q1 25), while Rincón del Mangrullo continued its natural decline, producing 0.2 mcmpd (-17% vs. Q2 24, -4% vs. Q1 25). It is worth highlighting that in June, El Mangrullo and Sierra Chata delivered 8.7 and 4.7 mcmpd, respectively, boosted by winter demand. Sierra Chata hit an all-time high production record.

Earnings release Q2 25 ● 6

Oil and gas' key performance indicators	2025			2024			Variation
	Oil	Gas	Total	Oil	Gas	Total	Oil	Gas	Total
First half
Volume
Production
In thousand m3/day	0.9	12,375		0.8	13,098		+15%	-6%	-4%
In million cubic feet/day		437			463
In thousand boe/day	5.6	72.8	78.5	4.9	77.1	82.0
Sales
In thousand m3/day	0.8	12,434		0.7	13,179		+14%	-6%	-5%
In million cubic feet/day		439			465
In thousand boe/day	5.1	73.2	78.3	4.5	77.6	82.0

Average Price
In US$/bbl	63.7			70.4			-9%	-4%
In US$/MBTU		3.5			3.7

Second quarter
Volume
Production
In thousand m3/day	1.3	12,933		0.9	14,512		+47%	-11%	-7%
In million cubic feet/day		457			513
In thousand boe/day	8.0	76.1	84.1	5.4	85.4	90.8
Sales
In thousand m3/day	1.0	12,975		0.8	14,550		+30%	-11%	-9%
In million cubic feet/day		458			514
In thousand boe/day	6.6	76.4	82.9	5.0	85.6	90.7

Average Price
In US$/bbl	61.6			71.8			-14%	-1%
In US$/MBTU		4.0			4.0

Note: The net production in Argentina. The gas volume is standardized at 9,300 kilocalories (kCal).

Our gas price in Q2 25 averaged US$4.0 per MBTU (flat vs. Q2 24, +31% vs. Q1 25, due to seasonality). Although export prices to Chile decreased due to a lower reference price, this was partially offset by tariff increases to the retail segment and a marginal improvement in industrial prices.

Regarding our gas deliveries breakdown by customer, during Q2 25, 52% was destined for thermal power generation and 29% to distribution companies, both under the Plan Gas GSA. 9% supplied the industrial/spot market, 8% was exported, and the remaining 3% was sold to our petchem plants. Compared to Q2 24, 58% was allocated for thermal power units, 26% supplied the retail segment, 9% was sold to the industrial/spot market, 4% was exported, and the remaining 3% was sold to our petchem plants.

Oil production reached 8.0 kbpd in Q2 25 (+47% vs. Q2 24, 2.5x vs. Q1 25), explained by the ramp-up of shale oil production in Rincón de Aranda, which averaged 5.3 kbpd in Q2 25 (+4.1 kbpd vs. Q2 24, +4.4 kbpd vs Q1 25) thanks to the tie-in of 8 new wells, together with the commissioning of the temporary processing facility (TPF), internal pipelines and the Duplicar oil trunk pipeline in April. This growth was partially offset by the sale of our non-operated stake at Gobernador Ayala in October 2024 (-1.1 kbpd vs. Q2 24), and lower volumes at non-operated conventional crude oil blocks El Tordillo (-0.8 kbpd vs. Q2 24) and Los Blancos (-0.2 kbpd vs. Q2 24). Notably, 2 new wells targeting Vaca Muerta were tied-in in Río Neuquén in Q2 25, marking the block’s first shale development.

The oil price averaged US$61.6 per barrel, mainly reflecting the drop in Brent prices, which had a greater impact on exports. Without Rincón de Aranda’s partial price hedging in place since April 2025, the average oil price would have been US$58.5 per barrel. Moreover, exports grew significantly, accounting for 55% of sales in Q2 25, compared to 32% in Q2 24.

Earnings release Q2 25 ● 7

The lifting cost4 recorded US$58 million in Q2 25 (+31% vs. Q2 24, +28% vs. Q1 25), explained by higher gas treatment expenses and the lease of the temporary processing facility at Rincón de Aranda. The lifting cost per boe rose 42% to US$7.6 per boe produced in Q2 25 vs. US$5.3 per boe in Q2 24, mainly explained by Rincón de Aranda. The moderate increase in lifting cost per boe vs. Q1 25 was due to the commissioning of proprietary facilities, replacing truck-based evacuation.

Excluding depreciation and amortization, other operating costs remained flat vs. Q2 24, with higher inventory-related expenses, offset by lower freight costs. Compared to Q1 25, royalties and levies increased due to higher seasonal output.

Other operating income and expenses dropped 63% vs Q2 24, mainly due to the Plan Gas income, a compensation paid by the Government to the price agreed in said contract for the retail segment that, due to the consecutive tariff increases, fell 41% vs. Q2 24 to US$11 million. Improved collections from CAMMESA and ENARSA substantially reduced commercial interest income (-98% vs. Q2 24). Compared to Q1 25, Plan Gas compensation increased, explained by seasonality.

Financial results in Q2 25 recorded net losses of US$26 million, a 21% improvement vs. Q2 24, mainly explained by higher gains on financial instruments, partially offset by higher expenses from redeeming 2029 Notes and FX losses from higher devaluation, which impacted the segment’s net monetary asset position in AR$.

Reconciliation of adjusted EBITDA from oil & gas, in US$ million	First half		Second quarter
	2025	2024	2025	2024
Consolidated operating income	13	87	22	58
Consolidated depreciations and amortizations	118	110	66	63
Reporting EBITDA	131	197	88	121

Deletion of int. assets & inventories' impairment	1	-	1	-
Deletion of gain from commercial interests	(2)	(13)	(0)	(7)
Deletion of CAMMESA's receivable impairment	-	4	-	7
Deletion of SESA's equity income	(2)	-	(2)	-

Adjusted EBITDA from oil & gas	128	188	87	121

Our oil and gas adjusted EBITDA amounted to US$87 million in Q2 25 (-28% vs. Q2 24, +113% vs. Q1 25), mainly explained by weaker gas demand, the expiration of winter peak Plan Gas GSA, and higher lifting costs from Rincón de Aranda’s development. These impacts were partially offset by higher export volumes and the production ramp-up in Rincón de Aranda. Seasonal gas deliveries and higher crude oil sales explain the quarter-on-quarter improvement in EBITDA. The adjusted EBITDA excludes non-recurring and non-cash income and expenses, as well as overdue commercial interests and equity income from affiliates.

Finally, capital expenditures amounted to US$306 million (+181% vs. Q2 24, +109% vs Q1 25), of which 81% was destined for the development of Rincón de Aranda.

4 It only considers maintenance, treatment, internal transportation and wellhead staff costs. It does not include amortizations and depreciations.

Earnings release Q2 25 ● 8

2.3	Analysis of the power generation segment
Power generation segment, consolidated Figures in US$ million	First half			Second quarter
	2025	2024	∆%	2025	2024	∆%
Sales revenue	380	322	+18%	185	168	+10%
Cost of sales	(205)	(158)	+30%	(102)	(81)	+26%

Gross profit	175	164	+7%	83	87	-5%

Selling expenses	(2)	(1)	+100%	(1)	-	NA
Administrative expenses	(21)	(25)	-16%	(10)	(12)	-17%
Other operating income	13	32	-59%	7	15	-53%
Other operating expenses	(5)	(7)	-29%	(4)	(4)	-
Impairment of financial assets	-	(46)	-100%	-	(12)	-100%
Results for participation in joint businesses	7	(38)	NA	(6)	(59)	-90%

Operating income	167	79	+111%	69	15	NA

Finance income	8	2	+300%	2	1	+100%
Finance costs	(25)	(28)	-11%	(13)	(11)	+18%
Other financial results	80	80	-	49	27	+81%
Financial results, net	63	54	+17%	38	17	+124%

Profit before tax	230	133	+73%	107	32	+234%

Income tax	(111)	100	NA	(113)	3	NA

Net income for the period	119	233	-49%	(6)	35	NA
Attributable to owners of the Company	119	233	-49%	(5)	36	NA
Attributable to non-controlling interests	-	-	NA	(1)	(1)	-

Adjusted EBITDA	242	192	+26%	112	106	+5%
Adjusted EBITDA at our share ownership	240	192	+25%	111	106	+5%

Increases in PPE and right-of-use assets	28	43	-35%	20	19	+4%
Depreciation and amortization	60	40	+50%	29	20	+45%

In Q2 25, power generation sales rose 10% year-on-year, mainly driven by the contribution of PEPE 6, which has been fully online since November 2024 with 140 MW of installed capacity, in addition to increased spot energy prices measured in US$, and higher fuel, transport and electricity tariffs recognition. However, this income was offset by associated costs.

Improved spot prices mainly benefited capacity payments: open cycles (GT and ST) averaged US$4.8 thousand per MW-month (+22% vs. Q2 24, -12% vs. Q1 25); hydros earned US$2.3 thousand per MW-month (+16% vs. Q2 24, -6% vs. Q1 25); and CCGTs invoiced US$5.3 thousand per MW-month (+11% vs. Q2 24, -10% vs. Q1 25). Compared to Q1 25, the capacity payments decline because the 5% remuneration increase in AR$ was not enough to offset the 12% currency devaluation during the quarter. CCGTs remain the only technology under the legacy pricing scheme with partial US$ income (Res. SE No. 59/23).

These variations were offset by lower dispatch levels due to scheduled maintenance at CTLL’s GT01 and the ongoing outage of two out of three HINISA dams since January 2025. Compared to Q1 25, the slight drop in sales is explained by lower load factor and spot prices in US$.

The operational performance of Pampa’s operated power generation dropped 7% year-on-year, while the national power grid remained stable, mainly explained by scheduled overhaul in CTLL (-477 GWh) and the upgrade works in CTEB’s CCGT (-326 GWh), in addition to lower hydro output mainly from HINISA (-125 GWh). These effects were partially offset by higher gas supply through GPM in CTGEBA (+278 GWh) and CPB (+144 GWh), in addition to PEPE 6’s contribution (+142 GWh).

The total availability of Pampa’s operated units was 91.6% in Q2 25 vs 98.1% in Q2 24 (-649 basis points), affected by CTLL’s GT01 overhaul in April and May, and forced outages in HINISA since January and CPB in June. These variations were partially offset by PEPE 6. Thermal availability dropped 325 basis points, reaching 94.3% in Q2 25.

Earnings release Q2 25 ● 9

Power generation's key performance indicators	2025				2024				Variation
	Wind	Hydro	Thermal	Total	Wind	Hydro	Thermal	Total	Wind	Hydro	Thermal	Total
Installed capacity (MW)	427	938	4,107	5,472	332	938	4,107	5,377	+28%	-	-	+2%
New capacity (%)	100%	-	33%	32%	100%	-	33%	31%	-	-	-	+1%
Market share (%)	1.0%	2.1%	9.4%	12.5%	0.8%	2.2%	9.4%	12.3%	+0%	-0%	-0%	+0%

First half
Net generation (GWh)	824	777	9,054	10,655	502	1,100	9,392	10,995	+64%	-29%	-4%	-3%
Volume sold (GWh)	826	777	9,469	11,072	504	1,100	9,774	11,378	+64%	-29%	-3%	-3%

Average price (US$/MWh)	69	21	39	40	72	14	34	34	-3%	+49%	+13%	+17%
Average gross margin (US$/MWh)	54	10	24	25	68	5	22	22	-21%	+89%	+9%	+13%

Second quarter
Net generation (GWh)	406	293	4,006	4,704	259	418	4,391	5,067	+57%	-30%	-9%	-7%
Volume sold (GWh)	406	293	4,210	4,909	258	418	4,559	5,234	+57%	-30%	-8%	-6%

Average price (US$/MWh)	69	24	42	43	72	19	38	38	-5%	+27%	+11%	+14%
Average gross margin (US$/MWh)	57	9	24	26	72	9	24	25	-20%	+8%	+2%	+5%

Note: Gross margin before amortization and depreciation. It includes CTEB (co-operated by Pampa, 50% equity stake).

Excluding depreciation and amortizations, net operating costs increased by 15% to US$84 million in Q2 25, mainly explained by higher energy purchases and maintenance expenses due to lower capital activation. Reduced labor and insurance costs offset these effects. Compared to Q1 25, operating expenses remained stable, with increased power purchases offset by lower maintenance and material costs.

Other operating income and expenses fell 73% vs Q2 24, mainly due to lower overdue interest from CAMMESA, offset by higher insurance recoveries.

Financial results in Q2 25 reached a net profit of US$38 million, up 124% vs. Q2 24, due to higher gains on financial instruments, partially offset by increased expenses related to the redemption of 2029 Notes.

Reconciliation of adjusted EBITDA from power generation, in US$ million	First half		Second quarter
	2025	2024	2025	2024
Consolidated operating income	167	79	69	15
Consolidated depreciations and amortizations	60	40	29	20
Reporting EBITDA	227	119	98	35

Deletion of CTEB's equity income	(7)	38	6	59
Deletion of commercial interests to CAMMESA	(2)	(26)	(1)	(13)
Deletion of CAMMESA's receivable impairment	-	32	-	12
Deletion of PPE activation in operating expenses	-	2	-	1
Deletion of provision in hydros	0	3	-	2
CTEB's EBITDA, at our 50% ownership	23	25	9	11

Adjusted EBITDA from power generation	242	192	112	106

Adjusted EBITDA for the power generation segment was US$112 million, a 5% increase year-on-year, supported by PEPE 6’s commissioning, resilient spot prices measured in US$ and increased insurance recoveries. These effects were partially offset by higher power purchases and operating costs, in addition to reduced thermal availability due to programmed maintenance. Adjusted EBITDA excludes non-operating, non-recurrent and non-cash items and considers CTEB’s 50% ownership, which posted US$9 million in Q2 25 (-21% vs. Q2 24), explained by the CCGT enhancement. Quarter-on-quarter, the 14% decline in EBITDA is explained by lower spot prices in US$ and operating availability.

Finally, excluding CTEB, capital expenditures totaled US$20 million in Q2 25 vs. US$19 million in Q2 24, mainly allocated to maintenance.

Earnings release Q2 25 ● 10

2.4	Analysis of the petrochemicals segment
Petrochemicals segment, consolidated Figures in US$ million	First half			Second quarter
	2025	2024	∆%	2025	2024	∆%
Sales revenue	214	254	-16%	122	134	-9%
Domestic sales	131	155	-15%	74	79	-7%
Foreign market sales	83	99	-16%	48	54	-12%
Cost of sales	(206)	(226)	-9%	(116)	(118)	-2%

Gross profit	8	28	-71%	6	16	-63%

Selling expenses	(6)	(6)	-	(3)	(4)	-25%
Administrative expenses	(3)	(3)	-	(1)	(1)	-
Other operating income	19	8	+138%	-	5	-100%
Other operating expenses	(5)	(3)	+67%	(1)	(2)	-50%

Operating income	13	24	-46%	1	14	-93%

Finance income	27	-	NA	-	-	NA
Finance costs	-	(2)	-100%	-	(1)	-100%
Other financial results	3	1	+200%	4	1	+300%
Financial results, net	30	(1)	NA	4	-	NA

Profit before tax	43	23	+87%	5	14	-64%

Income tax	(14)	3	NA	(18)	1	NA

Net income for the period	29	26	+12%	(13)	15	NA

Adjusted EBITDA	(1)	26	NA	3	15	-80%

Increases in PPE	6	3	+100%	3	2	+50%
Depreciation and amortization	3	2	+50%	2	1	+100%

Reconciliation of adjusted EBITDA from petrochemicals, in US$ million	First half		Second quarter
	2025	2024	2025	2024
Consolidated operating income	13	24	1	14
Consolidated depreciations and amortizations	3	2	2	1
Reporting EBITDA	16	26	3	15

Deletion of gain from commercial interests	(0)	(0)	(0)	(0)
Deletion of contingencies adjustment	(17)	-	-	-

Adjusted EBITDA from petrochemicals	(1)	26	3	15

The adjusted EBITDA for the petrochemicals segment was US$3 million in Q2 25, down from US$15 million in Q2 24, mainly due to lower prices across all products, reflecting the trend on international reference prices and, to a lesser extent, reduced SBR demand and a non-recurrent US$4 million profit from the settlement of exports at a differential FX in Q2 24. These effects were partially offset by higher sales volumes of reformer products and styrene. Higher EBITDA compared to Q1 25 is explained by the reformer plant’s scheduled overhaul during that quarter.

The total volume sold reached 125 thousand tons (+12% vs. Q2 24, +49% vs. Q1 25), boosted by increased exports of isomerized naphtha and domestic sales of solvents, octane bases and styrene. These effects were partially offset by lower SBR volumes and, to a lesser extent, polystyrene due to a plant overhaul in April and May 2025.

In Q2 25, financial results from the petrochemicals segment showed a profit of US$4 million, compared to a break-even in Q2 24, mainly due to FX gains from a steeper AR$ devaluation over net liability position in that currency, and higher gains on financial instruments.

Earnings release Q2 25 ● 11

Petrochemicals' key performance indicators	Products			Total
	Styrene & polystyrene[1]	SBR	Reforming & others
First half
Volume sold 2025 (thousand ton)	42	20	147	209
Volume sold 2024 (thousand ton)	42	22	157	221
Variation 2025 vs. 2024	-0%	-11%	-6%	-6%

Average price 2025 (US$/ton)	1,523	1,742	787	1,025
Average price 2024 (US$/ton)	1,794	1,798	885	1,149
Variation 2025 vs. 2024	-15%	-3%	-11%	-11%

Second quarter
Volume sold Q2 25 (thousand ton)	22	9	93	125
Volume sold Q2 24 (thousand ton)	19	12	80	111
Variation Q2 25 vs. Q2 24	+17%	-26%	+17%	+12%

Average price Q2 25 (US$/ton)	1,510	1,715	781	978
Average price Q2 24 (US$/ton)	1,891	1,933	924	1,199
Variation Q2 25 vs. Q2 24	-20%	-11%	-15%	-18%

Note: 1 Includes Propylene.

2.5	Analysis of the holding and others segment
Holding and others segment, consolidated Figures in US$ million	First half			Second quarter
	2025	2024	∆%	2025	2024	∆%
Sales revenue	12	10	+20%	5	7	-29%
Cost of sales	-	-	NA	-	-	NA

Gross profit	12	10	+20%	5	7	-29%

Selling expenses	(1)	-	NA	(1)	-	NA
Administrative expenses	(20)	(19)	+5%	(11)	(11)	-
Other operating income	5	1	NA	2	-	NA
Other operating expenses	(22)	(28)	-21%	(8)	(6)	+33%
Income from the sale of associates	-	7	-100%	-	5	-100%
Results for participation in joint businesses	67	77	-13%	34	37	-8%

Operating income	41	48	-15%	21	32	-34%

Finance income	-	-	NA	-	(2)	-100%
Finance costs	(19)	(15)	+27%	(15)	(5)	+200%
Other financial results	39	7	NA	28	4	NA
Financial results, net	20	(8)	NA	13	(3)	NA

Profit before tax	61	40	+53%	34	29	+17%

Income tax	13	(7)	NA	4	(7)	NA

Net income for the period	74	33	+124%	38	22	+73%

Adjusted EBITDA	91	69	+33%	38	46	-17%

Increases in PPE	4	2	+117%	2	1	+134%
Depreciation and amortization	-	-	NA	-	-	NA

The holding and others segment, excluding equity income from affiliates TGS and Transener, posted a higher loss on operating margin of US$13 million in Q2 25 compared to US$10 million in Q2 24, mainly explained by lower fee income, partially offset by reduced labor costs.

In Q2 25, financial results showed a net profit of US$13 million vs. a US$3 million loss in Q2 24, driven by FX gains from the sharper AR$ devaluation over the net liability position in that currency, partially offset by higher tax interest expenses.

Earnings release Q2 25 ● 12

Reconciliation of adjusted EBITDA from holding and others, in US$ million	First half		Second quarter
	2025	2024	2025	2024
Consolidated operating income	41	48	21	32
Consolidated depreciations and amortizations	-	-	-	-
Reporting EBITDA	41	48	21	32

Deletion of equity income	(67)	(77)	(34)	(37)
Deletion of gain from commercial interests	-	(0)	-	-
Deletion of contigencies provision	-	16	-	-
Deletion of the sale of associates	-	(7)	-	(5)
Deletion of arbitration costs in OCP	8	-	-	-
TGS's EBITDA adjusted by ownership	82	73	37	46
Transener's EBITDA adjusted by ownership	27	15	14	10

Adjusted EBITDA from holding and others	91	68	38	46

The adjusted EBITDA from our holding and others segment excludes non-operating, non-recurring and non-cash items and includes the EBITDA adjusted by equity ownership in TGS and Transener. In Q2 25, adjusted EBITDA was US$38 million, down 17% from US$46 million in Q2 24, mainly due to lower contribution from TGS.

In TGS, the EBITDA adjusted by our stake was US$37 million in Q2 25, down from US$46 million in Q2 24, impacted by reduced NGL volumes produced due to the Cerri flood. Operations fully resumed in May 2025.  Asset impairments/recoveries from said event were excluded from EBITDA. In addition, tariff increases in the regulated segment did not keep pace with inflation and AR$ devaluation. Midstream growth in Vaca Muerta partially offset these effects.

In Transener, the EBITDA adjusted by our stake was US$14 million in Q2 25, up from US$10 million recorded in Q2 24, mainly due to tariff hikes exceeding inflation and devaluation.

Earnings release Q2 25 ● 13

3.	Cash and financial borrowings
As of June 30, 2025, in US$ million	Cash[1]		Financial debt		Net debt
	Consolidated in FS	Ownership adjusted	Consolidated in FS	Ownership adjusted	Consolidated in FS	Ownership adjusted

Power generation	879	871	405	405	(474)	(466)
Petrochemicals	-	-	-	-	-	-
Holding and others	-	-	-	-	-	-
Oil and gas	-	-	1,186	1,186	1,186	1,186
Total under IFRS/Restricted Group	879	871	1,591	1,591	712	720

Affiliates at O/S2	201	201	253	253	52	52

Total with affiliates	1,080	1,072	1,845	1,845	765	773

Note: Financial debt includes accrued interest. 1 It includes cash and cash equivalents, financial assets at fair value with changing results, and investments at amortized cost. 2 Under IFRS, the affiliates CTBSA, Transener and TGS are excluded from Pampa’s consolidated figures.

3.1	Debt transactions

As of June 30, 2025, Pampa’s financial debt under IFRS amounted to US$1,591 million, 23% less compared to year-end 2024. This decrease is mainly explained by the early redemption of the 2027 Notes for US$353 million and 2029 Notes for US$300 million, funded with proceeds from the issuance of new 2034 Notes. The gross debt principal breakdown is shown below:

Currency	Type of issuance	Amount in million US$	Legislation	% over total gross debt	Average coupon
US$	US$[1]	1,230	Foreign	77%	8.1%
	US$	136	Argentine	9%	5.2%
	US$ MEP	140	Argentine	9%	5.4%
AR$	US$-link	88	Argentine	6%	0%

However, the net debt increased to US$712 million, reflecting higher seasonal working capital and increased capital expenditures, mostly destined for Rincón de Aranda.

Through proactive liability management, Pampa continues to strengthen its debt profile, extending the average life to 6.2 years. The chart below shows the principal maturity profile, net of repurchases, in US$ million by the end of Q2 25:

Note : The chart only considers Pampa’s consolidated figures under IFRS, and excludes affiliates TGS, Transener, and CTBSA. The cash position includes cash and cash equivalents, financial assets at fair value with changing results, and investments at amortized cost.

During Q2 25, in addition to the retap of 2034 Notes and the early redemption of the 2029 Notes, Pampa redeemed CB Series 18 for US$72 million, canceled bank debt for US$40 million and repurchased CB Series 13 at a discount for a US$8 million face value.

After quarter-end, Pampa issued CB Series 25 for US$105 million, maturing in three years and at an annual fixed rate of 7.25%, with semiannual payments.

Earnings release Q2 25 ● 14

Regarding our affiliates, in Q2 25, CTEB obtained net bank borrowings of US$9 million and early redeemed CB Series 6 for US$84 million. Post-quarter, CTEB canceled US$15 million in bank borrowings.

As of today, Pampa remains in full compliance with all debt covenants.

3.2	Summary of debt securities

Note: 1 Under IFRS, affiliates are not consolidated in Pampa’s FS.

3.3	Credit ratings

In July 2025, Moody’s upgraded Pampa’s rating from ‘Caa1’ to ‘B2’, in line with the Argentine Government’s rating upgrade from ‘Caa3’ positive to ‘Caa1’ stable, and the country ceiling in foreign exchange from ‘Caa1’ to ‘B2’. The report highlights Pampa’s strong market position, robust liquidity, and solid debt structure. In addition, S&P raised Pampa’s stand-alone credit rating from ‘b+’ to ‘bb-’.

Company	Agency	Rating
		Global	Local
Pampa	S&P	B-, bb- (stand-alone)	na
	Moody's	B2	na
	FitchRatings	B-	AAA (long-term)[1] A1+ (short-term)[1]
TGS	S&P	B-, b+ (stand-alone)	na
	FitchRatings	B-	na
Transener	FitchRatings	na	A+ (long-term)[1]
CTEB	FitchRatings	na	AA+[1]

Note: 1 Issued by FIX SCR.

Earnings release Q2 25 ● 15

4.	Appendix
4.1	Analysis of the first half, by subsidiary and segment
Subsidiary In US$ million	First half 2025				First half 2024
	% Pampa	Adjusted EBITDA	Net debt[2]	Net income[3]	% Pampa	Adjusted EBITDA	Net debt[2]	Net income[3]

Oil & gas segment
Pampa Energía	100.0%	128	1,186	(29)	100.0%	188	1,046	75
Subtotal oil & gas		128	1,186	(29)		188	1,046	75

Power generation segment
Diamante	61.0%	4	(0)	2	61.0%	2	(0)	0
Los Nihuiles	52.0%	(0)	(0)	(2)	52.0%	(0)	(0)	(1)
VAR	100.0%	8	-	3	100.0%	10	(0)	7

CTBSA		46	173	14		50	216	(82)
Non-controlling stake adjustment		(23)	(86)	(7)		(25)	(108)	41
Subtotal CTBSA adjusted by ownership	50.0%	23	86	7	50.0%	25	108	(41)

Pampa stand-alone, other companies, & adj.[1]	100.0%	207	(474)	109	100%	156	(365)	268
Subtotal power generation		242	(388)	119		192	(257)	233

Petrochemicals segment
Pampa Energía	100.0%	(1)	-	29	100.0%	26	-	26
Subtotal petrochemicals		(1)	-	29		26	-	26

Holding & others segment
Transener		102	(127)	61		57	(44)	27
Non-controlling stake adjustment		(75)	93	(45)		(42)	33	(20)
Subtotal Transener adjusted by ownership	26.3%	27	(33)	16	26.3%	15	(12)	7

TGS		315	(2)	133		282	(35)	167
Non-controlling stake adjustment		(233)	1	(97)		(209)	26	(124)
Subtotal TGS adjusted by ownership	26.9%	82	(1)	36	25.9%	73	(9)	43

Pampa stand-alone, other companies, & adj.[1]	100.0%	(18)	-	22	100%	(20)	9	(17)
Subtotal holding & others		91	(34)	74		68	(12)	33

Deletions	100%	-	(52)	-	100%	-	(87)	-

Total consolidated		459	712	193		475	691	367
At our share ownership		458	765	193		474	778	367

Note: 1 The deletion corresponds to other companies or inter-companies. 2 Net debt includes holding companies. 3 Attributable to the Company’s shareholders.

Earnings release Q2 25 ● 16

4.2	Analysis of the quarter, by subsidiary and segment
Subsidiary In US$ million	Q2 25				Q2 24
	% Pampa	Adjusted EBITDA	Net debt[3]	Net income[4]	% Pampa	Adjusted EBITDA	Net debt[3]	Net income[4]

Oil & gas segment
Pampa Energía	100.0%	87	1,186	20	100.0%	121	1,046	27
Subtotal oil & gas		87	1,186	20		121	1,046	27

Power generation segment
Diamante	61.0%	1	(0)	51	61.0%	1	(0)	(1)
Los Nihuiles	52.0%	0	(0)	(2)	52.0%	(1)	(0)	(3)
VAR	100.0%	4	-	52	100.0%	6	(0)	3

CTBSA		18	173	(11)		22	216	(131)
Non-controlling stake adjustment		(9)	(86)	5		(11)	(108)	66
Subtotal CTBSA adjusted by ownership	50.0%	9	86	(5)	50.0%	11	108	(66)

Pampa stand-alone, other companies, & adj.[2]	100.0%	98	(474)	(101)	100%	89	(365)	102
Subtotal power generation		112	(388)	(5)		106	(257)	36

Petrochemicals segment
Pampa Energía	100.0%	3	-	(13)	100.0%	15	-	15
Subtotal petrochemicals		3	-	(13)		15	-	15

Holding & others segment
Transener		54	(127)	32		36	(44)	15
Non-controlling stake adjustment		(40)	93	(24)		(27)	33	(11)
Subtotal Transener adjusted by ownership	26.3%	14	(33)	9	26.3%	10	(12)	4

TGS		136	(2)	33		179	(35)	102
Non-controlling stake adjustment		(99)	1	(24)		(133)	26	(75)
Subtotal TGS adjusted by ownership	26.9%	37	(1)	9	25.9%	46	(9)	26

Pampa stand-alone, other companies, & adj.[2]	100.0%	(13)	-	20	100%	(10)	9	(8)
Subtotal holding & others		38	(34)	38		46	(12)	22

Deletions	100%	-	(52)	-	100%	-	(87)	-

Total consolidated		239	712	40		288	691	100
At our share ownership		239	765	40		288	778	100

Note: 1 The deletion corresponds to other companies or inter-companies. 2 Net debt includes holding companies. 3 Attributable to the Company’s shareholders.

Earnings release Q2 25 ● 17

4.3	Consolidated balance sheet
Figures in million	As of 06.30.2025		As of 12.31.2024
	AR$	US$	AR$	US$
ASSETS
Property, plant and equipment	3,519,259	2,921	2,690,533	2,607
Intangible assets	111,806	92	99,170	95
Right-of-use assets	11,481	10	11,330	11
Deferred tax asset	139,295	116	161,694	157
Investments in associates and joint ventures	1,274,813	1,058	1,024,769	993
Financial assets at amortized cost	-	-	-	-
Financial assets at fair value through profit and loss	32,842	27	28,127	27
Other assets	436	-	366	-
Trade and other receivables	166,569	139	76,798	75
Total non-current assets	5,256,501	4,363	4,092,787	3,965

Inventories	294,050	244	230,095	223
Financial assets at amortized cost	51,012	42	82,628	80
Financial assets at fair value through profit and loss	814,863	676	877,623	850
Derivative financial instruments	45,748	38	979	1
Trade and other receivables	720,687	598	503,529	488
Cash and cash equivalents	193,570	161	761,231	738
Total current assets	2,119,930	1,759	2,456,085	2,380

Total assets	7,376,431	6,122	6,548,872	6,345

EQUITY
Equity attributable to owners of the company	4,199,021	3,485	3,391,127	3,286

Non-controlling interest	10,344	9	9,167	9

Total equity	4,209,365	3,494	3,400,294	3,295

LIABILITIES
Provisions	125,411	104	141,436	137
Income tax and minimum notional income tax provision	411,483	341	77,284	75
Deferred tax liability	58,729	49	50,223	49
Defined benefit plans	36,817	31	31,293	30
Borrowings	1,650,036	1,369	1,416,917	1,373
Trade and other payables	99,868	83	87,992	84
Total non-current liabilities	2,382,344	1,977	1,805,145	1,748

Provisions	10,215	8	10,725	10
Income tax liability	19,732	16	265,008	257
Tax liabilities	43,865	36	30,989	30
Defined benefit plans	6,942	6	7,077	7
Salaries and social security payable	28,461	24	40,035	39
Derivative financial instruments	2	-	2	-
Borrowings	267,715	222	728,096	706
Trade and other payables	407,790	339	261,501	253
Total current liabilities	784,722	651	1,343,433	1,302

Total liabilities	3,167,066	2,628	3,148,578	3,050

Total liabilities and equity	7,376,431	6,122	6,548,872	6,345

Earnings release Q2 25 ● 18

4.4	Consolidated income statement
	First half				Second quarter
Figures in million	2025		2024		2025		2024
	AR$	US$	AR$	US$	AR$	US$	AR$	US$
Sales revenue	1,008,884	900	783,788	901	570,169	486	446,412	500
Domestic sales	839,685	750	649,186	742	466,791	398	374,607	416
Foreign market sales	169,199	150	134,602	159	103,378	88	71,805	84
Cost of sales	(700,707)	(625)	(487,428)	(565)	(399,697)	(340)	(272,245)	(307)

Gross profit	308,177	275	296,360	336	170,472	146	174,167	193

Selling expenses	(47,845)	(43)	(31,582)	(36)	(25,355)	(22)	(18,002)	(20)
Administrative expenses	(93,701)	(84)	(71,674)	(83)	(48,646)	(41)	(37,436)	(42)
Exploration expenses	(225)	-	(167)	-	(167)	-	(85)	-
Other operating income	60,181	53	70,781	83	24,708	21	41,789	48
Other operating expenses	(44,759)	(40)	(43,054)	(52)	(21,048)	(18)	(16,669)	(21)
Impairment on PPE, int. assets & inventories	(776)	(1)	(142)	-	31	(1)	(110)	-
Impairment of financial assets	(2,508)	(2)	(49,592)	(56)	(2,296)	(2)	(19,762)	(22)
Results for part. in joint businesses & associates	91,347	76	31,894	39	43,203	30	(19,522)	(22)
Income from the sale of associates	-	-	5,765	7	-	-	4,307	5

Operating income	269,891	234	208,589	238	140,902	113	108,677	119

Financial income	38,744	35	2,009	2	3,250	2	662	-
Financial costs	(111,459)	(99)	(81,688)	(94)	(68,615)	(58)	(37,733)	(41)
Other financial results	138,110	122	62,861	74	100,060	85	19,056	22
Financial results, net	65,395	58	(16,818)	(18)	34,695	29	(18,015)	(19)

Profit before tax	335,286	292	191,771	220	175,597	142	90,662	100

Income tax	(115,125)	(99)	121,166	147	(118,154)	(103)	(1,521)	(1)

Net income for the period	220,161	193	312,937	367	57,443	39	89,141	99
Attributable to the owners of the Company	220,570	193	313,160	367	58,684	40	90,061	100
Attributable to the non-controlling interest	(409)	-	(223)	-	(1,241)	(1.0)	(920)	(1)

Net income per share to shareholders	162.2	0.1	230.3	0.3	43.2	0.0	66.2	0.1
Net income per ADR to shareholders	4,054.6	3.5	5,756.6	6.7	1,078.8	0.7	1,655.5	1.8

Average outstanding common shares[1]	1,360	1,360	1,360	1,360	1,360	1,360	1,360	1,360.0
Outstanding shares by the end of period[1]	1,360	1,360	1,360	1,360	1,360	1,360	1,360	1,360.0

Note: 1 It considers the Employee stock-based compensation plan shares, which amounted to 3.9 million common shares as of June 30, 2024 and 2025.

Earnings release Q2 25 ● 19

4.5	Consolidated cash flow statement
Figures in millions	First half 2025		First half 2024
	AR$	US$	AR$	US$
OPERATING ACTIVITIES
Profit of the period	220,161	193	312,937	367
Adjustments to reconcile net profit to cash flows from operating activities	170,306	163	52,945	47
Changes in operating assets and liabilities	(267,928)	(209)	(294,654)	(350)
Increase in trade receivables and other receivables	(310,052)	(254)	(369,488)	(432)
Increase in inventories	(23,792)	(20)	(24,392)	(30)
Increase in trade and other payables	66,873	65	71,280	81
(Decrease) Increase in salaries and social security payables	(11,709)	(10)	3,122	3
Defined benefit plans payments	(1,314)	(1)	(1,074)	(1)
Increase in tax liabilities	13,739	13	26,664	30
Decrease in provisions	(4,245)	(4)	(916)	(1)
Collection for derivative financial instruments, net	2,572	2	150	-

Net cash generated by (used in) operating activities	122,539	147	71,228	64

INVESTING ACTIVITIES
Payment for property, plant and equipment acquisitions	(473,948)	(444)	(216,377)	(260)
Payment for intangible assets acquisitions	-	-	(2,457)	(3)
Collection for sales of public securities and shares, net	350,106	316	32,883	86
Suscription of mutual funds, net	(4,906)	(4)	(755)	(1)
Capital integration in companies	(44,726)	(41)	(19,750)	(23)
Payment for right-of-use	-	-	(11,192)	(13)
Collection for equity interests in companies sales	-	-	15,802	18
Collection for joint ventures´ share repurchase	-	-	30,138	37
Collections for intangible assets sales	4,608	3	-	-
Dividends collection	4	-	6,955	8
Collection for equity interests in areas sales	2,410	2	-	-
Collection (Payment) of loans	-	-	(115)	-

Net cash generated by (used in) investing activities	(166,452)	(168)	(164,868)	(151)

FINANCING ACTIVITIES
Proceeds from borrowings	434,160	380	265,785	306
Payment of borrowings	(115,152)	(108)	(60,169)	(69)
Payment of borrowings interests	(113,675)	(101)	(71,365)	(83)
Repurchase and redemption of corporate bonds	(804,524)	(725)	(66,329)	(75)
Payments of dividends	-	-	(37)	-
Payments of leases	(2,035)	(2)	(1,564)	(2)

Net cash (used in) generated by financing activities	(601,226)	(556)	66,321	77

(Decrease) Increase in cash and cash equivalents	(645,139)	(577)	(27,319)	(10)

Cash and cash equivalents at the beginning of the year	761,231	738	137,973	171
Exchange difference generated by cash and cash equivalents	77,478	n.a.	27,860	n.a.
Decrease in cash and cash equivalents	(645,139)	(577)	(27,319)	(10)

Cash and cash equivalents at the end of the period	193,570	161	138,514	161

Earnings release Q2 25 ● 20

4.6	Power generation’s main operational KPIs by plant
Power generation's key performance indicators	Wind					Hydroelectric			Subtotal hydro +wind	Thermal										Total
	PEPE2	PEPE3	PEPE4	PEA	PEPE6	HINISA	HIDISA	HPPL		CTLL	CTG	CTP	CPB	CTPP	CTIW	CTGEBA	Eco- Energía	CTEB[1]	Subtotal thermal
Installed capacity (MW)	53	53	81	100	140	265	388	285	1,366	780	361	30	620	100	100	1,253	14	848	4,107	5,472
New capacity (MW)	53	53	81	100	140	-	-	-	428	184	100	-	-	100	100	565	14	279	1,343	1,770
Market share	0.1%	0.1%	0.2%	0.2%	0.3%	0.6%	0.9%	0.7%	3.1%	1.8%	0.8%	0.1%	1.4%	0.2%	0.2%	2.9%	0.03%	1.9%	9.4%	13%

First half
Net generation 2025 (GWh)	97	115	177	155	280	164	272	341	1,601	1,960	189	25	398	88	81	4,476	20	1,818	9,054	10,655
Market share	0.3%	0.3%	0.5%	0.46%	0.83%	0.5%	0.8%	1.0%	4.8%	5.8%	0.6%	0.1%	1.2%	0.3%	0.2%	13.3%	0.1%	5.4%	26.9%	31.7%
Sales 2025 (GWh)	100	115	177	155	280	164	272	341	1,603	1,960	306	25	398	88	81	4,733	55	1,824	9,469	11,072

Net generation 2024 (GWh)	86	92	164	158	2	416	315	369	1,603	2,409	178	37	171	87	67	4,169	35	2,239	9,392	10,995
Variation 2025 vs. 2024	+13%	+25%	+8%	-2%	na	-61%	-14%	-7%	-0%	-19%	+6%	-33%	+132%	+2%	+20%	+7%	-41%	-19%	-4%	-3%
Sales 2024 (GWh)	88	92	164	158	2	416	315	369	1,604	2,362	350	37	171	87	67	4,384	76	2,239	9,774	11,378

Avg. price 2025 (US$/MWh)	92	63	63	79	63	16	28	18	46	27	67	56	58	na	na	36	40	36	39	40
Avg. price 2024 (US$/MWh)	78	64	64	81	64	12	19	12	32	21	44	20	83	na	na	35	38	31	34	34
Avg. gross margin 2025 (US$/MWh)	49	55	55	52	56	(0)	18	8	32	18	32	26	32	na	128	20	11	26	24	25
Avg. gross margin 2024 (US$/MWh)	61	73	73	64	64	4	9	3	25	18	16	(2)	6	na	na	19	16	25	22	22

Second quarter
Net generation Q2 25 (GWh)	46	59	91	65	144	42	71	180	699	812	48	11	213	34	40	2,180	7	662	4,006	4,704
Market share	0.1%	0.2%	0.2%	0.17%	0.37%	0.1%	0.2%	0.5%	1.8%	2.1%	0.1%	0.0%	0.5%	0.1%	0.1%	5.6%	0.0%	1.7%	10.2%	12.0%
Sales Q2 25 (GWh)	47	59	91	65	144	42	71	180	699	812	103	11	213	34	40	2,312	23	662	4,210	4,909

Net generation Q2 24 (GWh)	47	47	85	76	2	106	107	205	676	1,289	43	9	70	43	30	1,901	18	989	4,391	5,067
Variation Q2 25 vs. Q2 24	-3%	+25%	+6%	-14%	na	-60%	-34%	-12%	+3%	-37%	+10%	+24%	na	-21%	+32%	+15%	-60%	-33%	-9%	-7%
Sales Q2 24 (GWh)	47	47	85	76	2	106	107	205	676	1,271	121	9	70	43	30	1,990	38	988	4,559	5,234

Avg. price Q2 25 (US$/MWh)	95	62	62	81	62	24	45	17	50	32	86	55	45	na	na	37	49	44	42	43
Avg. price Q2 24 (US$/MWh)	79	64	64	82	64	22	30	12	39	21	63	42	108	na	na	39	37	35	38	38
Avg. gross margin Q2 25 (US$/MWh)	53	57	57	61	56	(4)	25	6	37	18	29	22	21	na	127	21	7	28	24	26
Avg. gross margin Q2 24 (US$/MWh)	64	73	73	73	64	6	22	3	33	19	20	3	2	na	na	20	13	27	24	25

Note: Gross margin before amortization and depreciation. 1 Co-operated by Pampa (50% equity stake).

Earnings release Q2 25 ● 21

4.7	Production in the main oil and gas blocks
In kboe/day at ownership	Second quarter
	2025	2024	Variation
Gas
El Mangrullo	44.1	54.2	-19%
Sierra Chata	22.2	19.6	+14%
Río Neuquén	7.9	9.7	-19%
Rincón del Mangrullo[1]	1.0	1.2	-17%
Others	0.9	0.7	+30%
Total gas at working interest	76.1	85.4	-11%

Oil
Rincón de Aranda	5.3	1.2	na
El Tordillo[2]	1.6	1.6	-5%
Associated oil[3]	1.1	1.3	-17%
Los Blancos	0.1	0.2	-72%
Gobernador Ayala[4]	-	1.1	-100%
Total oil at working interest	8.0	5.4	+47%

Total	84.1	90.8	-7%

Note: Production in Argentina. 1 It does not include shale formation. 2 It includes the La Tapera – Puesto Quiroga block.
3 From gas fields. 4 In October 2024, Pampa transferred its 22.51% stake in the concession to Pluspetrol.

Earnings release Q2 25 ● 22

5.	Glossary of terms

ADR/ADS: American Depositary Receipt	Kbpd/kboepd: Thousands of barrels per day/thousands of barrels of oil equivalent per day
AR$: Argentine pesos	LNG: Liquefied Natural Gas
Bbl: Barrel	M3: Cubic meter
Boe: Barrels of oil equivalent	Mboe: Million barrels of oil equivalent
ByMA: Bolsas y Mercados Argentinos or Buenos Aires Stock Exchange	MBTU: Million British Thermal Units
CAMMESA: Compañía Administradora del Mercado Mayorista Eléctrico S.A. or Argentine Wholesale Electricity Market Clearing Company	Mcmpd: Million cubic meters per day
CB: Corporate Bonds	MW/MWh: Megawatt/Megawatt-hour
2027 CB: Corporate Bonds maturing in 2027	N.a.: Not applicable
2029 CB: Corporate Bonds maturing in 2029	NGL: Natural gas liquids
2034 CB: Corporate Bonds maturing in 2034	O/S: Share ownership
CCGT: Combined cycle	Pampa / The Company: Pampa Energía S.A.
CPB: Piedra Buena Thermal Power Plant	PEA: Arauco II Wind Farm, stages 1 and 2
CPI: Consumer price index	PEPE: Pampa Energía Wind Farm
CTBSA: CT Barragán S.A.	Plan Gas: Argentine Natural Gas Production Promotion Plan, 2020–2024 Supply and Demand Scheme (DNU No. 892/20, 730/22 and supplementary provisions)
CTEB: Ensenada Barragán Thermal Power Plant	PPA: Power purchase agreement
CTG: Güemes Thermal Power Plant	PPE: Property, plant and equipment
CTGEBA: Genelba Thermal Power Plant	PPI: Producer’s Price Index
CTIW: Ingeniero White Thermal Power Plant	Q1 25: First quarter of 2025
CTLL: Loma De La Lata Thermal Power Plant	Q2 25/Q2 24: Second quarter of 2025/Second quarter of 2024
CTP: Piquirenda Thermal Power Plant	Res.: Resolution/Resolutions
CTPP: Parque Pilar Thermal Power Plant	RIGI: Régimen de Incentivo para Grandes Inversiones or Incentive Regime for Large Investments
DNU: Emergency Executive Order	SE: Secretariat of Energy
E&P: Exploration and Production	ST: Steam turbine
EBITDA: Earnings before interest, tax, depreciation and amortization	TGS: Transportadora de Gas del Sur S.A.
EcoEnergía: EcoEnergía Co-Generation Power Plant	Ton: Metric ton
ENARGAS: Ente Nacional Regulador del Gas or National Gas Regulatory Entity	Transba: Empresa de Transporte de Energía Eléctrica por Distribución Troncal de la Provincia de Buenos Aires Transba S.A.
ENARSA: Energía Argentina S.A.	Transener: Compañía de Transporte de Energía Eléctrica en Alta Tensión Transener S.A.
ENRE: Ente Nacional Regulador de la Electricidad or National Electricity Regulatory Entity	US$: US Dollars
FS: Financial Statements	US$-link: A security in which the underlying is linked to a US$ wholesale exchange rate
FX: Nominal exchange rate	US$-MEP: A security in which the settlement uses US$ in the domestic market
GPM, former GPNK: Francisco Pascasio Moreno Gas Pipeline, formerly President Nestor Kirchner	VMOS: Vaca Muerta Oil Sur
GSA: Long-term gas sale agreement	WEM: Wholesale electricity market
GT: Gas turbine
GWh: Gigawatt-hour
HIDISA: Diamante Hydro Power Plant
HINISA: Los Nihuiles Hydro Power Plant
HPPL: Pichi Picun Leufu Hydro Power Plant
IFRS: International Financial Reporting Standards
Kb/kboe: Thousands of barrels/thousands of barrels of oil equivalent

Earnings release Q2 25 ● 23